Filed Pursuant to Rule 424(b)(3)
                                                     Registration No.  333-35998
                                                     ---------------------------


                           MEDISYS TECHNOLOGIES, INC.

                           Prospectus Supplement No. 3
                           ---------------------------
                       (To Prospectus Dated June 9, 2000)

         You should read this prospectus supplement and the related prospectus carefully before you invest. Both documents contain information you should consider when making your investment decision.

         On March 6, 2001, we issued a drawdown notice to Treadstone Investment Limited in connection with the equity line of credit agreement dated as of February 24, 2000, evidencing an equity draw down facility between us and Treadstone. This notice offered to sell up to $160,000 of our common stock to Treadstone based on the formula in the stock purchase agreement, during the twenty-one trading day period beginning on February 12, 2001 and ending on March 13, 2001. Pursuant to this formula, Treadstone purchased a total of 910,643 shares of our common stock at an average purchase price of $.176 per share. The purchase resulted in aggregate proceeds of $160,000 being paid and released from escrow to us by Treadstone.

         The attached prospectus relates to the resale of shares acquired by Treadstone pursuant to the equity line of credit agreement. Because Treadstone may sell some or all of these shares, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of these shares, we cannot estimate the actual amount of shares that they will hold after the completion of the offering.

         We expect to use the proceeds of this sale of common stock for working capital and for other general corporate purposes.

            The date of this prospectus supplement is March 20, 2001.


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